Viceroy Exploration Ltd.
(an exploration stage company)

2004 Nine Month Report
(expressed in Canadian dollars)
(unaudited – prepared by management)

LETTER TO SHAREHOLDERS

November 8, 2004

This past quarter has been a productive period for your Company. We completed 11,920 meters of drilling on the main QDD deposit, and on the Amelia Ines and Magdalena satellite deposits, at our 100% held Gualcamayo property in Argentina.

An updated resource calculation on the Quebrada Del Diablo deposit at Gualcamayo is well underway and we expect the work to be completed in early November. An Independent Preliminary Economic Evaluation (scoping study) was awarded in August 2004 to AMEC E & C Services of Vancouver and we expect this to be completed by the end of Q4.

We plan to commence the next phase of drilling in mid-November 2004. This will include additional drilling on QDD and further exploration drilling on Amelia Ines and Magdalena. The drill results and the continuing strong gold market have been reflected in the share price which has risen steadily.

I would also like to take this opportunity to welcome Richard Colterjohn to our board of directors. With Richard's strong background in mining finance and financial markets, his contribution to the Company will be invaluable as our projects advance towards development.

We continue to advance the Gualcamayo project and we encourage you to visit our website (www.viceroyexploration.com) for details of our progress.

On behalf of the Board of Directors,

Patrick G. Downey
President and C.E.O.

MANAGEMENT'S DISCUSSION & ANALYSIS

The following discussion and analysis, prepared as of November 1, 2004, provides information that management believes is relevant to an assessment and understanding of the Company's interim consolidated financial condition as at September 30, 2004 and the results of its operations and cash flows for the three-month and nine-month periods then ended. The discussion should be read in conjunction with the previously issued discussion and analysis and the audited consolidated financial statements for the six-month period ended December 31, 2003, including the notes thereto. The consolidated financial statements of the Company are prepared in accordance with Canadian generally accepted accounting principles. The Company was incorporated on March 31, 2003 and its first year end was June 30, 2003.The year end was subsequently changed from June 30 to December 31 effective December 31, 2003. The comparative three and nine month periods presented in these interim financial statements are for the three and nine months ended December 31, 2003.

The Audit Committee of the Board of Directors of the Company, consisting of three independent directors, has reviewed this document pursuant to its mandate and charter.

This discussion contains forward-looking statements that involve inherent risks and uncertainties. The Company's actual results may differ materially from those anticipated in these forward-looking statements.

GENERAL

Viceroy Exploration Ltd ("Viceroy" or the "Company") is a newly established junior exploration stage company with a focus on gold exploration and development in Argentina. With $4.1 million in cash and cash equivalents all of which is available as working capital at September 30, 2004, Viceroy is well financed to continue advancing its Gualcamayo gold property in San Juan province, Argentina, for which to date a previously reported resource of approximately 1.5 million ounces has been identified. An option agreement has been entered into on a second Argentine property of the Company and joint venture partners are being sought for the Company's other three properties which are all located in areas of ongoing project discovery, development and production in Argentina.

During the nine months ended September 30, 2004:

-
the Company completed its first phase exploration program on the Gualcamayo property which included a 47 hole, 11,920 metre reverse-circulation drill program. Significant intervals of mineralization were demonstrated in the results obtained;

-	an update of the above referred 1.5 million ounce resource calculation is presently underway and is expected to be completed in November 2004;

-	work began on an Independent Preliminary Economic Evaluation (scoping study) on the Gualcamayo property which study is expected to be completed by year end;
-
a diamond drill contract was signed in connection with the phase two program on the Gualcamayo property intended to expand and confirm continuity of the mineralized structures with drilling planned to begin in November 2004;

-
by option agreement dated as of July 26, 2004 with effect from April 30, 2004 between the Company and a wholly-owned Argentine subsidiary of Tenke Mining Corp., a TSX listed company, the Tenke subsidiary may earn a 75% interest in the Las Flechas property of the Company through expenditures with pre-agreed minimum annual exploration expenditures aggregating to US$4.5 million over 5.1 years to June 30, 2009;

-
cash proceeds of total $2,927,784 were received, $2,520,000 from exercise of the 4,200,000 warrants issued in connection with the November 18, 2003 private placement, $163,599 from exercise of 272,666 of the total 350,000 brokers' warrants issued in connection with the private placement and $244,185 from exercise of stock options for 541,500 common shares.

RESULTS OF OPERATIONS

For the three months ended September 30, 2004 (the "2004 third quarter") as compared to the three months ended December 31, 2003 (the "2003 third quarter"):

Loss For The Period:

For the 2004 third quarter, the Company had a loss of $673,637 as compared to a loss of $1,115,063 for the 2003 third quarter. Being in the exploration stage, the Company does not have revenues from operations and, except for income from its cash and cash equivalents, relies on equity funding by members for its continuing financial liquidity.

A significant component of expenses in both these periods is stock-based compensation, which pursuant to the Company's accounting policy is recorded as an expense at fair value, calculated using the Black-Scholes model. In the 2004 third quarter, stock-based compensation recorded in connection with stock options granted to the four independent directors and to three consultant geologists is $392,900 which represents 58% of the $673,637 loss for the current period. In the 2003 third quarter, stock-based compensation recorded in connection with stock options granted to the six directors and to two consultant geologists is $866,774 and represents 78% of the $1,115,063 loss for that period.

In the 2004 third quarter, the Loss Before The Following, excluding non-cash charges, is $217,073 as compared to $244,978 in the 2003 third quarter. The higher total expense in the 2003 third quarter is due to expenses being incurred in connection with the December 31 year end which relative increase more than offsets higher expenses for salaries and fees in the current period resulting from increased activity in 2004.

Capitalized Exploration Expenditures:

In the 2004 third quarter, $877,031 was spent primarily completing the first phase exploration program on the Gualcamayo property as compared to $229,013 spent on the property in the 2003 third quarter incurred primarily on surface field work and property maintenance payments.

Cash Flows:

Cash used in operating activities in the 2004 third quarter is $225,946 as compared to cash used in the 2003 third quarter of $175,347. Relative differences to the above-described period spending is due to the timing of the payment of expenses.

Cash used in investing activities in the 2004 third quarter of $1,283,513 is substantially all for capitalized exploration expenditures on the Gualcamayo property primarily relating to the first phase exploration program. In the 2003 third quarter, cash of $229,013 was used for capitalized expenditures on the Gualcamayo property and $1,940,000 was from an escrow transfer in connection with share subscriptions received for a private placement in November 2003 for net cash from investing activities of $1,730,847.

Cash from financing activities in the 2004 third quarter of $111,544 is partial exercise of brokers' warrants and the exercise of stock options. Cash from financing activities in the 2003 third quarter is $2,793,028 of which $2,735,328 is cash acquired on the acquisition of Consolidated Trillion Resources Ltd.

In summary, for the 2004 third quarter, total cash decreased by $1,397,915 to $4,138,979 as compared to an increase in total cash for the 2003 third quarter of $4,348,528 to $4,717,030.

For the nine months ended September 30, 2004 as compared to the nine months ended December 31, 2003:

Loss For The Period:

For the nine months ended September 30, 2004, the Company had a loss of $1,719,185 as compared to a loss of $1,4447,409 for the nine months ended December 31, 2003. A significant component of expenses in both these periods is stock-based compensation which is recorded as an expense at fair value, calculated using the Black-Scholes model. In the 2004 nine month period, stock-based compensation recorded in connection with stock options granted to certain directors, officers, employees and consultants is $952,935 which represents 55% of the $1,719,185 loss for that period. In the nine months ended December 31, 2003, stock-based compensation recorded in connection with stock options granted to certain directors, officers, employees and consultants is $1,117,080 and represents 77% of the $1,447,409 loss for that period.

In the nine months ended September 30, 2004, the $758,370 Loss Before The Following, excluding non-cash charges, is considered to be more representative of the level of ongoing operating expenses as compared to the $330,329 Loss Before The Following, excluding non-cash charges in the nine months ended December 31, 2003 which was incurred during start up.

Capitalized Exploration Expenditures:

In the nine months ended September 30, 2004, $2,754,061 was spent in connection with advancing the Gualcamayo property including $42,962 for the purchase of adjacent land and $2,711,099 on exploration, primarily completing the first phase exploration program. In the nine months ended December 31, 2003, $353,424 was spent primarily for surface field work and property maintenance payments.

Cash Flows:

Cash used in operating activities in the nine months ended September 30, 2004 is $884,682 as compared to cash used in the nine months ended December 31, 2003 of $212,321. As discussed above, the level of spending on operations in the current period is more representative of ongoing operation expenses as compared to the 2003 period during start up.

Cash used in investing activities in the nine months ended September 30, 2004 of $2,621,153 is substantially all for capitalized expenditures on the Gualcamayo property as compared to $353,424 spent on the property in the nine months ended December 31, 2003.

Cash from financing activities in the nine months ended September 30, 2004 of $2,927,784 is the exercise of warrants, partial exercise of brokers' warrants and the exercise of stock options. Cash from financing activities in the nine months ended December 31, 2003 comprises $1,997,700 from subscription proceeds of a private placement and $3,285,075 from the acquisitions of Oro Belle Resources Corporation and Consolidated Trillion Resources Ltd, for a total $5,282,775.

In summary, for the nine months ended September 30, 2004, total cash decreased by $578,051 to $4,138,979 as compared to an increase in total cash for the nine months ended December 31, 2003 of $4,717,030 to $4,717,030.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents of $4,138,979 million all of which is available as working capital at September 30, 2004 is considered sufficient to carry out the phase two program on the Gualcamayo gold property scheduled to begin in November 2004 as well as for property maintenance requirements and administrative overhead for at least the next 12 months. Further substantive work on the property beyond that referred to elsewhere in this document will require new funding.

The functional currency of the Company is the Canadian dollar. Included in cash and cash equivalents at September 30, 2004 is $1,126,229 and $98,233 denominated in US dollars and Argentine pesos, respectively, which accordingly are subject to foreign currency rate fluctuations. As planned increased spending on the Gualcamayo materializes, the Company will be subject to foreign currency rate fluctuations in future between the Canadian dollar and the Argentine pesos since new funding will most likely be raised in Canadian dollars.

The Company is making application to recover a substantial portion of the $315,755 in Argentine value added tax recorded in capitalized exploration costs; however, the recovery, if any, is uncertain.

The other external factors and circumstances regarding the financial condition of the Company which were provided in the discussion and analysis for the six months ended December 31, 2003 are substantially unchanged as at September 30, 2004.

SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected unaudited consolidated information for the Company for each quarter since the date of its incorporation on March 31, 2003.

	Quarter Ended
	Sep 30,		Jun 30,		Mar 31,		Dec 31,		Sep 30,		Jun 30,
	2004		2004		2004		2003		2003		2003
	$		$		$		$		$		$

Capitalized property
acquisition and
exploration costs	877,031	(2)	1,470,588	(2)	406,442	(3)	229,013	(2)	124,411	(2)	6,015,995	(1)
Revenue (4)	-		-		-		-		-		-
Loss from operations	673,637	(9)	466,183	(8)	579,365	(7)	1,115,063	(6)	321,532	(5)	10,814
Basic and diluted loss
per share	(0.02)		(0.02)		(0.02)		(0.06)		(0.02)		(0.00)

(1)	consists entirely of capitalized property acquisition costs
(2)	consists entirely of capitalized property exploration costs
(3)	comprising capitalized $42,962 land purchase cost and $363,480 property exploration costs
(4)	the Company is in the exploration stage and has no revenues
(5)	includes $250,306 stock-based compensation
(6)	includes $866,774 stock based compensation
(7)	includes $397,115 stock-based compensation
(8)	includes $162,920 stock-based compensation
(9)	includes $392,900 stock based compensation

ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

(a)	Capitalized exploration costs

	Nine Months Ended September 30, 2004

	Acquisition	Exploration
	cost	expenditures	Total
	$	$	$
Gualcamayo
Balance – December 31, 2003	5,255,808	353,424	5,609,232
Change in the period:
Purchase of adjacent land	42,962		42,962
Drilling		970,201	970,201
Geologists'/engineers' fees, travel/lodging		392,550	392,550
Field support		525,522	525,522
Assays		145,860	145,860
Property permits/canon payments		57,923	57,923
Road maintenance/drill pads		96,341	96,341
Location administration/office support		145,865	145,865
Vehicles and equipment		53,313	53,313
Scoping study		7,769	7,769
Argentine value added tax		315,755	315,755
	42,962	2,711,099	2,754,061

Balance – September 30, 2004	5,298,770	3,064,523	8,363,293

Salamanca
Balance – December 31, 2003 and
September 30, 2004	260,187	-	260,187

Las Flechas
Balance – December 31, 2003 and
September 30, 2004	200,000	-	200,000

Evelina
Balance – December 31, 2003 and
September 30, 2004	200,000	-	200,000

La Brea/Las Carachas
Balance – December 31, 2003 and
September 30, 2004	100,000	-	100,000

Total	6,058,957	3,064,523	9,123,480

	Nine Months Ended December 31, 2003

	Acquisition	Exploration
	cost	expenditures	Total
	$	$	$
Gualcamayo
Balance – March 31, 2003	-	-	-
Change in the period:
Acquisition Cost	5,255,808		5,255,808
Geologists'/engineers' fees, travel/lodging		122,753	122,753
Field support		83,898	83,898
Assays		38,940	38,940
Property permits/canon payments		27,944	27,944
Road maintenance		3,637	3,637
Water samples		3,979	3,979
Location administration/office support		59,790	59,790
Argentine value added tax		12,483	12,483
	5,255,808	353,424	5,609,232

Balance – December 31, 2003	5,255,808	353,424	5,609,232

Salamanca
Balance – March 31, 2003	-	-	-
Change in the period:
Acquisition Cost	260,187	-	260,187
Balance – December 31, 2003	260,187	-	260,187

Las Flechas
Balance – March 31, 2003	-	-	-
Change in the period:
Acquisition Cost	200,000	-	200,000
Balance – December 31, 2003	200,000	-	200,000

Evelina
Balance – March 31, 2003	-	-	-
Change in the period:
Acquisition Cost	200,000	-	200,000
Balance – December 31, 2003	200,000	-	200,000

La Brea/Las Carachas
Balance – March 31, 2003	-	-	-
Change in the period:
Acquisition Cost	100,000	-	100,000
Balance – December 31, 2003	100,000	-	100,000

Total	6,015,995	353,424	6,369,419

(b)	Outstanding share data as at November 1, 2004:

	(i)	shares authorized:
an unlimited number of common shares without par value an unlimited number of first preferred shares an unlimited number of second preferred shares

	(ii)	shares issued and outstanding:

29,693,324 common shares with a recorded value of $14,570,394

	(iii)	warrants and stock options outstanding:

			Exercise price
	Number		$	Date of expiry

Stock options	300,000		0.50	September 12, 2008
	200,000		1.06	October 7, 2008
	800,000		1.25	December 3, 2008
	200,000		1.35	January 12, 2009
	200,000	(1)	1.25	February 1, 2009
	28,000		1.26	March 25, 2009
	150,000		1.27	April 2, 2009
	40,000		0.93	June 10, 2009
	480,000	(2)	1.57	September 13, 2009
	200,000		2.25	October 21, 2009
	2,598,000

Warrants	67,334		0.60	November 18, 2004

Total	2,665,334

(1)	As at September 30, 2004, 39,750 shares are subject to vesting.
(2)	30,000 shares are subject to vesting at 10,000 per month from September 13, 2004.

OTHER INFORMATION

(a)	Additional information relating to the Company is available for viewing on SEDAR at www.sedar.com and the Company's website at www.viceroyexploration.com.

(b)	As the Company is a venture issuer, it is not required to and does not plan to file an Annual Information Form.

Viceroy Exploration Ltd. (an exploration stage company) Consolidated Balance Sheets (expressed in Canadian dollars) (unaudited – prepared by management)

	September 30,	December 31,
	2004	2003
	$	$
Assets

Current assets
Cash and cash equivalents	4,138,979	4,717,030
Short-term investments	2,001	76,501
Prepaids and other receivables	180,746	161,325
	4,321,726	4,954,856
Exploration properties	9,123,480	6,369,419

Furniture and equipment - corporate office	30,520	-
	13,475,726	11,324,275

Liabilities

Current liabilities
Accounts payable and accrued liabilities	224,605	234,687

Shareholders' Equity

Capital stock	14,421,018	11,284,526

Stock options and warrants	1,996,697	1,252,471

Deficit	(3,166,594)	(1,447,409)

	13,251,121	11,089,588

	13,475,726	11,324,275

See accompanying notes.

Approved by the Board of Directors

Robert V. Matthews	Patrick G. Downey
Director	Director

Viceroy Exploration Ltd. (an exploration stage company) Consolidated Statements of Operations and Deficit (expressed in Canadian dollars) (unaudited – prepared by management)

	Three Months Ended		Nine Months Ended
	September 30,	December 31,	September 30,	December 31,
	2004	2003	2004	2003
	$	$	$	$
Expenses
Stock-based compensation
Directors/officers/employees	163,709	777,374	518,271	1,027,680
Other consultants	229,191	89,400	434,664	89,400
	392,900	866,774	952,935	1,117,080
Salaries, benefits and officer consultants	128,366	69,656	400,339	117,156
Stock exchange/transfer agent/listing
application	1,503	32,838	32,928	42,089
Legal	3,140	36,953	32,082	46,301
Shareholders' communication	5,010	35,265	60,670	35,265
Amortization	3,162	-	7,880	-
Audit	-	24,080	3,559	29,080
Investor relations	38,639	18,358	129,300	18,358
Travel and lodging	4,165	8,082	21,890	11,916
Office and miscellaneous	36,250	19,746	103,062	26,853

Loss before the following	613,135	1,111,752	1,744,645	1,444,098

Interest income	(12,787)	(7,604)	(57,022)	(7,604)

Loss on sale of short-term	-	-	17,486	-
investment

Foreign exchange loss	73,289	10,915	14,076	10,915

Loss for the period	673,637	1,115,063	1,719,185	1,447,409

Deficit - Beginning of period	2,492,957	332,346	1,447,409	-

Deficit - End of period	3,166,594	1,447,409	3,166,594	1,447,409

Basic and diluted loss per share	(0.02)	(0.06)	(0.06)	(0.01)

Weighted average shares
outstanding	29,355,901	17,802,865	28,569,175	10,572,595

See accompanying notes.

Viceroy Exploration Ltd. (an exploration stage company) Consolidated Statements of Cash Flows (expressed in Canadian dollars) (unaudited – prepared by management)

	Three Months Ended		Nine Months Ended
	September 30,	December 31,	September 30,	December 31,
	2004	2003	2004	2003
	$	$	$	$

Cash flows (used in) from operating activities
Loss for the period	(673,637)	(1,115,063)	(1,719,185)	(1,447,409)

Non-cash charges	396,061	866,774	978,300	1,117,080
Changes in non-cash working capital items	51,630	72,942	(143,797)	118,008

	(225,946)	(175,347)	(884,682)	(212,321)

Cash flows (used in) from investing activities
Exploration properties	(1,275,789)	(229,013)	(2,639,767)	(353,424)
Furniture and equipment-corporate office	(7,724)	-	(38,400)	-
Cash held in escrow	-	1,940,000	-	-
Deferred acquisition costs	-	19,860	-	-
Proceeds on sale of short-term investment	-	-	57,014	-

	(1,283,513)	1,730,847	(2,621,153)	(353,424)

Cash flows from financing activities
Exercise of warrants and stock options	111,544	-	2,927,784	-
Subscription proceeds - net	-	57,700	-	1,997,700
Cash acquired on acquisition of subsidiaries -
net	-	2,735,328	-	3,285,075

	111,544	2,793,028	2,927,784	5,282,775

(Decrease) increase in cash and cash
equivalents	(1,397,915)	4,348,528	(578,051)	4,717,030

Cash and cash equivalents - Beginning of
period	5,536,894	368,502	4,717,030	-

Cash and cash equivalents - End of period	4,138,979	4,717,030	4,138,979	4,717,030

Cash and cash equivalents consist of:
Cash and deposit accounts with banks
and brokerages	4,138,979	4,717,030	4,138,979	4,717,030

See accompanying notes.

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to 2004 Nine Month Report
For the Nine Months Ended September 30, 2004
(expressed in Canadian dollars)
(unaudited – prepared by management)

1

Basis of Preparation

The Company was incorporated on March 31, 2003 and its first year end was June 30, 2003. The year end was subsequently changed from June 30 to December 31 effective December 31, 2003. The comparative nine month period presented in these financial statements is for the nine months ended December 31, 2003. These interim consolidated financial statements have been prepared based on the accounting policies and methods of their preparation as described in the previously issued consolidated financial statements for the six months ended December 31, 2003, except for the accounting for furniture and equipment-corporate office, as follows:

Furniture and Equipment-Corporate Office

Furniture and equipment-corporate office is recorded at cost and is amortized on a straight line basis over three years beginning the quarter of purchase.

2	Exploration Properties The gold exploration properties are substantially all located in San Juan province, Argentina, and are subject to net smelter royalties ranging between 0.5% and 2.5% .

	September 30, 2004
Property	Acquisition	Exploration
	cost	expenditures	Total
	$	$	$

Gualcamayo	5,298,770	3,064,523	8,363,293
Salamanca	260,187	-	260,187
Las Flechas	200,000	-	200,000
Evelina	200,000	-	200,000
La Brea/Las Carachas	100,000	-	100,000
Total	6,058,957	3,064,523	9,123,480

During the nine months ended September 30, 2004, the Company completed its first phase exploration program on the Gualcamayo property which included a 47 hole, 11,920 metre reverse circulation drill program. As at September 30, 2004, a new resource calculation to update the existing 1.5 million ounces of gold in resource is underway as is an Independent Preliminary Economic Evaluation (scoping study).

On September 20, 2004, the Company announced that it has awarded a diamond drill contract in connection with its phase two program on the Gualcamayo property which drilling is planned to begin in November 2004.

By option agreement dated as of July 26, 2004 with effect from April 30, 2004 between the Company and a wholly-owned Argentine subsidiary of Tenke Mining Corp., a TSX listed company, the Tenke subsidiary may earn a 75% interest in the Las Flechas property through expenditures with pre-agreed minimum annual exploration expenditures aggregating to US$4.5 million over 5.1 years to June 30, 2009.

	December 31, 2003
Property	Acquisition	Exploration
	cost	expenditures	Total
	$	$	$

Gualcamayo	5,255,808	353,424	5,609,232
Salamanca	260,187	-	260,187
Las Flechas	200,000	-	200,000
Evelina	200,000	-	200,000
La Brea/Las Carachas	100,000	-	100,000
Total	6,015,995	353,424	6,369,419

3	Capital stock

	a)	Issued and outstanding:

	Nine Months Ended
	September 30, 2004
	Number of	Amount
	shares	$

Balance – December 31, 2003	24,471,158	11,284,526

Exercise of private placement warrants	4,200,000	2,520,000
Exercise of brokers' warrants	272,666	222,557
Exercise of stock options	541,500	393,935
	5,014,166	3,136,492

Balance – September 30, 2004	29,485,324	14,421,018

In the subsequent period from October 1, 2004 to November 1, 2004, 208,000 shares were issued as a result of the partial exercise of brokers' warrants and stock options for total proceeds of $94,220.

b)	Brokers' warrants:

	Nine Months Ended
	September 30, 2004
		Weighted
		average
	Number of	exercise price
	warrants	$

Balance – December 31, 2003	350,000	0.60

Exercised in the period	272,666	0.60

Balance – September 30, 2004	77,334	0.60

c)	Stock options and warrants:

Nine Months Ended
September 30, 2004

Balance – December 31, 2003	1,252,471

Stock-based compensation to directors/officers/employees	518,271
Stock-based compensation to other consultants	434,664
Fair value of exercised stock options and brokers' warrants
transferred to capital stock	(208,709)

Balance – September 30, 2004	1,996,697

In accordance with the Company's accounting policy for stock-based compensation, the fair value of stock options granted, calculated using the Black-Scholes option pricing model, is recorded as a charge to operations.

During the nine months ended September 30, 2004, the assumptions used in calculating fair values are:

	Stock options granted to	Stock options granted
	directors/officers/employees	to other consultants
Number of common shares	578,000	520,000
Grant/exercise price per share	1.26 - 1.57	0.93 - 1.57
Risk-free interest rate (per cent)	3.84 – 4.13	3.84 – 4.13
Annual dividend per share	Nil	Nil
Price volatility (per cent)	90 - 56	90 – 56
Option life in years	5	5

d)	Stock options

Changes in stock options granted and outstanding are:

	Nine Months Ended
	September 30, 2004
		Weighted
		average
	Number of	exercise price
	options	$

Balance – December 31, 2003	2,039,500	0.83

Granted during the period	1,098,000	1.57

Exercised during the period	(541,500)	0.45

Balance – September 30, 2004	2,596,000	1.15

Included in the above stock options granted in the current period are 200,000 options which were granted on February 19, 2004 to a consultant providing investor relations services to the Company and which are subject to vesting. As of September 30, 2004, 160,250 of these options had been earned leaving a balance of 39,750 which continue to be subject to vesting.

4	Geographic Segmented Information Assets by geographic segment are as follows:

	September 30,	December 31,
	2004	2003
	$	$

Canada	4,245,858	4,909,803
Argentina	9,229,868	6,414,472
	13,475,726	11,324,275

5	Reated party transactions

a)
The Company has monthly consulting services arrangements with each of its four officers, two of which are also directors of the Company. Cash paid or payable pursuant to these arrangements in the nine months ended September 30, 2004 is $112,500, $68,018, $67,500 and $66,975, an aggregate of $314,993. The arrangement with one of the officers began March 15, 2004.

During the nine months ended September 30, 2004, stock options were granted to certain directors/officers/employees for a total 578,000 common shares having a recorded fair value of $518,271 (note 3(c)).

b)
During the nine months ended September 30, 2004, the Company paid $7,500 for administrative and corporate services, and office space to a company which at that time was related by virtue of common directors and officers and which arrangement terminated February 14, 2004.

CORPORATE DATA

DIRECTORS	SHARES LISTED	LEGAL COUNSEL
David Black	VYE – TSX Venture	DuMoulin Black
Richard Colterjohn*	VCRYF – OTC	595 Howe Street
Eric Cunningham		Vancouver, B.C.
Patrick Downey	CAPITALIZATION
Michael Halvorson	Issued: 29,693,324	REGISTRAR AND
Robert Matthews	Common shares	TRANSFER AGENT
Ronald Netolitzky	(at November 1, 2004)	Computershare Trust
*appointed October 20, 2004		Company of Canada
	HEAD OFFICE	Toronto, Ontario
OFFICERS	520 – 700 West Pender St.	Vancouver, B.C.
Vancouver, B.C. V6C 1G8
Ronald Netolitzky	Tel: 604-669-4777	AUDITOR
Chairman of the Board	Fax: 604-696-0212	Pricewaterhouse Coopers LLP
	www.viceroyexploration.com	250 Howe Street, Suite 700
Patrick Downey		Vancouver, B.C.
President & CEO	SAN JUAN OFFICE
San Luis 235 Oeste
John Fairchild, C.A.	(5400) San Juan, Argentina
Chief Financial Officer	Tel: (011) 54-264-421-1573
Fax: (011) 54-264-427-4136
Michele Jones
Corporate Secretary

CAUTIONARY NOTES

These materials present a review of the Gualcamayo project in Argentina. Readers are cautioned that the Project is at an early stage and that all estimates and projections contained herein are based on limited and incomplete data. More work is required before the mineralization and the Project's economic aspects can be confidently modeled. Therefore, while the work results, estimates and projections herein may be considered to be generally indicative of the nature and quality of the Gualcamayo project, they are not definitive. No representation or prediction is intended as to the results of future work, nor can there be any promise that the estimates and projections herein will be sustained in future work or that the Project will otherwise prove to be economic.

These materials include certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Other than statements of historical fact, all statements in this material, including, without limitation, statements regarding potential mineralization and resources, estimated or potential future production, potential ranking gold producers, and future plans and objectives of the Company, are forward-looking statements that involve various known and unknown risks, uncertainties and other factors. There can be no assurance that such statements will prove accurate. Actual results and future events could differ materially from those anticipated in such statements. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date of these materials. Important factors that could cause actual results to differ materially from the Company's expectations include, among others, the actual results of current exploration activities, conclusions of any scoping, pre-feasibility or feasibility studies, changes in project parameters and future metal prices, as well as those factors discussed under in the Company's documents filed from time to time with the Toronto Stock Exchange (Venture), Canadian securities regulators and other regulatory authorities. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice.